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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*



PRICE COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

7414377305
(CUSIP Number)

Steven A. Cohen, S.A.C. Capital Management, L.P.
520 Madison Avenue, 7th Floor, New York, New York 10022
(212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/ X /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall bes ubject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No. 7414377305

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     S.A.C. CAPITAL MANAGEMENT, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) /  /
     (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)   /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER
     496,900

8    SHARED VOTING POWER
     None

9    SOLE DISPOSITIVE POWER
     496,900

10   SHARED DISPOSITIVE POWER
     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     496,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%

14   TYPE OF REPORTING PERSON*
     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

The security to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock") of Price
Communications Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 45
Rockefeller Plaza, Suite 3201, New York, New York 10020.

Item 2.  Identity and Background

This Schedule 13D is filed by S.A.C. Capital Management, L.P., a Delaware limited partnership (the "Reporting Person"). The Reporting Person is an investment partnership engaged primarily in the active trading of securities and, to a lesser extent, in the trading of commodity interests. Steven A. Cohen and Lawson Capital Management, Inc. ("Lawson"), a Delaware corporation, are the general partners of the Reporting Person. Lawson's sole shareholder, director and President is Mr. Cohen. Scott J. Lederman, Barry M. Skalka and Terence E. Fox ar each Executive Vice Presidents of Lawson. The business offices of the Reporting Persons, Lawson, Mr. Lederman, Mr. Skalka, and Mr. Fox are located at 529 Madison Avenue, 7th Floor, New York, New York 10022.

None of the Reporting Persons, Lawson, Mr. Lederman, Mr, Skalka and Mr. Fox have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Mr. Cohen, Mr. Lederman, Mr. Skalka and Mr. Fox are all citizens of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration

The aggregate amount of funds (including commissions) required by the Reporting Person to purchase the 496,900 shares of Common Stock owned directly by it was $2,584,545. All funds used by the Reporting Person to purchase shares of the Common Stock were derived from the Reporting Person's working capital. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to a customary margin agreement with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction

The Reporting Person acquired shares of Common Stock for the purpose of investment because it believes the Common Stock represented a favorable investment opportunity. The Reporting Person is evaluating, and will continue to evaluate, the investment potential of the Common Stock. The factors considered by the Reporting Person have included, and will continue to include, the Reporting Person's assessment of the Issuer's results of operations, the Issuer's business prospects and financial condition, other developments concerning the Issuer, the price of the Common Stock, opportunities to acquire or dispose of shares of Common Stock or realize trading profits in the open market, through privately negotiated transactions with third parties or otherwise, conditions in the securities markets and general economic and industry conditions, and the investment opportunities and developments relating to the Reporting Person's business. Based on such evaluation, the Reporting Person may pursue one or more plans or proposals that would relate to or result in the acquisition by the Reporting Person or other persons of additional securities of the Company or the disposition of securities of the Company by the Reporting Person or other persons (in each case, in the open market, through privately negotiated transactions with third parties or otherwise), an extraordinary corporate transaction or a change in the Company's present board of directors or management.

Except as set forth above, as of the date of this Schedule, neither the Reporting Person, Mr. Cohen nor Lawson has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Items 5.  Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common
Stock to which this Schedule 13D relates is 496,900 shares representing 5.0% of the 9,931,731 shares of Common Stock reported as outstanding as of June 30, 1994 in the Issuer's most recently available Form 10-Q.

As general partners of the Reporting Person, Mr. Cohen and Lawson share with the Reporting Person the power to vote and dispose of all shares of Common Stock owned directly by the Reporting Person. As a result, Mr. Cohen and Lawson are deemed to beneficially own the shares of Common Stock owned by the Reporting Person. Mr. Lederman, Mr. Skalka, and Mr. Fox do not beneficially own any shares of Common Stock other than in their capacities as Executive Vice Presidents of Lawson.

(c) Except as set forth in Annex I hereto, no transactions in shares of the Common Stock were effected during the past 60 days by either the Reporting Person or Mr. Cohen or Lawson.

(d) The partners the Reporting Person have an economic interest in any dividends from, and the proceeds of sales of Common Stock owned directly by the Reporting Person.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be filed as Exhibits

None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1994

S.A.C. Capital Management, L.P.

By: Lawson Capital Management, Inc.
as General Partner

By: /s/ Steven A. Cohen
    ____________________
    Steven A. Cohen, President


                             ANNEX I

       Transactions by Reporting Person in Common Stock of
         Price Communications Corporation within 60 days
                       of November 4, 1994

                   No. of Shares       Average Price
Trade Date         Bought/(Sold)(1)    per Share(2)
__________         ________________    _____________

9/16/94            50,000              $4.875
9/20/94            50,000              $4.50
9/30/94            35,000              $4.75
10/04/94           11,500              $4.625
10/05/94           3,700               $4.75
10/06/94           22,900              $4,875
10/07/04           35,000              $5.375
10/11/94           3,900               $5.25
10/12/94           11,000              $5.375
10/18/94           10,000              $5.375
10/27/94           10,000              $5.75
11/04/94           1,000               $6.00

(1) Unless otherwise indicated, all transactions were effected on the American Stock Exchange.

(2)  Prices exclude commission.